UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On October 5, 2023, Starbox Group Holdings Ltd., a Cayman Islands exempted company (the “Company”), entered into a sales agreement (the “Sales Agreement”) with A.G.P/Alliance Global Partners (“A.G.P.” or the “Sales Agent”), to create an at the market equity program pursuant to which the Company may offer and sell, from time to time, through or to the Sales Agent, the Company’s ordinary shares, par value $0.001125 per share (the “ordinary shares”), having an aggregate gross offering price of up to $30 million.

The Company is not obligated to sell any shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts, consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Capital Market, to sell the Company’s ordinary shares, from time to time, based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in such notice, and the terms and conditions of the Sales Agreement, generally, the Sales Agent may sell the ordinary shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a placement fee of 3.0% of the aggregate gross proceeds from each sale of ordinary shares. The Company has made certain customary representations, warranties, and covenants in the Sales Agreement and has also agreed to indemnify the Sales Agent against certain liabilities, including liabilities under the Securities Act. The Sales Agreement is not intended to provide any other factual information about the Company. The representations, warranties, and covenants contained in the Sales Agreement are made only for purposes of the Sales Agreement, including the allocation of risk between the parties thereto and as of specific dates, are solely for the benefit of the parties to the Sales Agreement, and may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Sales Agreement.

Ordinary shares will be offered under the Company’s registration statement on Form F-3 (File No. 333-274484), initially filed with the U.S. Securities and Exchange Commission on September 12, 2023, and declared effective on September 28, 2023 (the “Registration Statement”), and pursuant to a prospectus supplement to the Registration Statement filed with the U.S. Securities and Exchange Commission on October 5, 2023.

The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein. A copy of the opinion of Mourant Ozannes (Cayman) LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and sale of ordinary shares under the Sales Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Mourant Ozannes (Cayman) LLP
10.1	Sales Agreement by and between Starbox Group Holdings Ltd. and A.G.P/Alliance Global Partners

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: October 5, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer